Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    May    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________



PINE VALLEY COMPLETES FINANCING TO COMMENCE COAL PRODUCTION JUNE 2004 Debt Financing and 600,000 Tonne Sales Contract Secured


VANCOUVER, BRITISH COLUMBIA, May 25, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") is pleased to announce that the Company has completed the C$10 million (US$7.6 million) debt financing and that the Willow Creek coal mine is scheduled to commence commercial production in early July of this year.

Marubeni Corporation ("Marubeni") of Japan is providing the debt financing and will enter into a minimum 600,000 tonnes coal purchase and sale agreement over two years. The first coal sales are expected to occur in August and cumulative production through March 31, 2005 is anticipated to be approximately 800,000 tonnes. Marubeni will focus on marketing to the Japanese, Korean and Taiwanese markets. Pine Valley is negotiating additional contracts for coal sales in the current year, and intends to sell into other important steel producing regions such as China, Europe, and the United States.

The debt facility will be used to provide capital requirements for mine-site improvements and construction and for working capital required to begin shipments and to ramp up production to a rate of 95,000 tonnes per month by September of this year (an annualized rate of 1.1 million tonnes). Management expects to increase the currently permitted 900,000 tonnes per year level by mid-2005. The loan has a two year term and is collaterized by a security interest in the Company's assets that ranks pari passu with the current security interest held by Mitsui Matsushima Canada Ltd.

Pine Valley is pleased to have completed a series of agreements with Marubeni, one of Japan's leading trading companies and the pre-eminent coal trading firm in the pulverized coal injection ("PCI") market, the primary type of coal Pine Valley will produce from the Willow Creek coal mine. Pine Valley will work closely with Marubeni to establish itself as a major new supplier of coal to Asian markets. Marubeni will be the Company's exclusive agent for sales of Willow Creek coal into Japan, Korea and Taiwan.

The Company is excited about the prospect of being able to take advantage of the worldwide strength in metallurgical coal prices and to establish itself as a major new unhedged producer of low volatile PCI and coking coal. Pine Valley's PCI is a high quality, low sulphur, low ash product used in steel production. Over the past year samples have been sent to steel mills in Japan, China, Brazil, Europe and other parts of the world. The quality of the coal's specifications has resulted in extensive expressions of interest in purchasing the coal upon commencement of production. The Company hopes to diversify its market and obtain ongoing purchase commitments from major steel companies worldwide. Management expects the Company to be solidly profitable in the third and fourth quarters of 2004.


In April Pine Valley initiated engineering, detailed surveying, tender preparation, evaluation of specific equipment and other work, targeting the commencement of production by early July of this year. Pine Valley will announce the selection of various construction, mining and infrastructure contractors as contracts are completed, as well as further sales contracts and other key events leading up to the initial coal shipments in August.

Graham Mackenzie, President and CEO of Pine Valley, commented, "We look forward to developing a long and rewarding relationship with Marubeni. Pine Valley now has the financing in place to fully develop the mining operation. We are fortunate to be bringing production on-line at a time when the metallurgical coal market is extremely buoyant. ".


PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
Graham Mackenzie
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie                       Ray Lagace
President & CEO                        Head of Investor Relations
(604) 682-4678                        (604) 682-4678
Vancouver, British Columbia, Canada
graham.mackenzie@radiant.net           raylagace@radiant.net




The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.









                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    May 25, 2004                    " Graham Mackenzie "
                                      President and Chief Executive Officer